Mercedes-Benz Auto Receivables Trust 2022-1
Investor Report
Collection Period Ended   31-May-2026

Amounts in USD

Dates

Collection Period No.	43			
Collection Period (from... to)	1-May-2026	31-May-2026		
Determination Date	11-Jun-2026			
Record Date	12-Jun-2026			
Distribution Date	15-Jun-2026			
Interest Period of the Class A-1 Notes (from... to)	15-May-2026	15-Jun-2026	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-May-2026	15-Jun-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	393,170,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	693,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	657,000,000.00	19,161,300.88	2,876,362.83	16,284,938.05	24.786816	0.004378
Class A-4 Notes	124,000,000.00	124,000,000.00	124,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,867,170,000.00**	**143,161,300.88**	**126,876,362.83**	**16,284,938.05**		
Overcollateralization	47,871,393.47	47,876,034.84	47,876,034.84			
Adjusted Pool Balance	1,915,041,393.47	191,037,335.72	174,752,397.67			
Yield Supplement Overcollateralization Amount	221,029,289.69	16,682,305.08	14,909,515.14			
Pool Balance	**2,136,070,683.16**	**207,719,640.80**	**189,661,912.81**			

	Amount	Percentage
Initial Overcollateralization Amount	47,871,393.47	2.50%
Target Overcollateralization Amount	47,876,034.84	2.50%
Current Overcollateralization Amount	47,876,034.84	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.260000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.210000%	83,191.98	0.126624	16,368,130.03	24.913440
Class A-4 Notes	5.250000%	542,500.00	4.375000	542,500.00	4.375000
Total		**$625,691.98**		**$16,910,630.03**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	17,225,314.93	(1) Total Servicing Fee	173,099.70
Interest Collections	804,338.86	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	151,918.59	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	469,953.14		
Purchase Amounts	52,508.77	(3) Interest Distributable Amount Class A Notes	625,691.98
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	62,996.70	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**18,767,030.99**	(6) Regular Principal Distributable Amount	16,284,938.05
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**18,767,030.99**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	1,683,301.26
		Total Distribution	**18,767,030.99**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	173,099.70	173,099.70	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	625,691.98	625,691.98	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	83,191.98	83,191.98	0.00
thereof on Class A-4 Notes	542,500.00	542,500.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	625,691.98	625,691.98	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	16,284,938.05	16,284,938.05	0.00
Aggregate Principal Distributable Amount	16,284,938.05	16,284,938.05	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,787,603.48
Reserve Fund Amount - Beginning Balance	4,787,603.48
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	13,202.24
minus Net Investment Earnings	13,202.24
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,787,603.48
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	13,202.24
Net Investment Earnings on the Collection Account	49,794.46
Investment Earnings for the Collection Period	62,996.70

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	2,136,070,683.16	55,476
Pool Balance beginning of Collection Period	207,719,640.80	16,345
Principal Collections	12,454,371.65	
Principal Collections attributable to Full Pay-offs	4,770,943.28	
Principal Purchase Amounts	52,280.36	
Principal Gross Losses	780,132.70	
Pool Balance end of Collection Period	189,661,912.81	15,562
Pool Factor	8.88%	

	As of Cutoff Date	Current
Weighted Average APR	4.40%	4.93%
Weighted Average Number of Remaining Payments	53.57	18.09
Weighted Average Seasoning (months)	13.45	53.77

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	182,580,917.00	15,229	96.27%
31-60 Days Delinquent	5,087,886.24	250	2.68%
61-90 Days Delinquent	1,540,160.77	65	0.81%
91-120 Days Delinquent	452,948.80	18	0.24%
Total	189,661,912.81	15,562	100.00%

Delinquency Trigger		**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value		1.051%
Delinquency Trigger occurred		No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	780,132.70	37	90,263,544.02	2,888
Principal Net Liquidation Proceeds	150,562.27		30,088,654.43	
Principal Recoveries	455,743.20		31,240,949.22	
Principal Net Loss / (Gain)	173,827.23		28,933,940.37	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	1.050%
Prior Collection Period	0.063 %
Second Prior Collection Period	1.216 %
Third Prior Collection Period	(0.367%)
Four Month Average	0.491%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.355%
Average Net Loss / (Gain)	10,018.68

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.